30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

May 11, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Larry Spirgel

Re:	Liberty Interactive Corporation
Form 10-K
Filed February 23, 2012
File No. 001-33982

Dear Mr. Spirgel:

On behalf of Liberty Interactive Corporation (“Liberty”), set forth below is a response to the comment contained in your letter to Gregory B. Maffei, Chief Executive Officer of Liberty, dated April 30, 2012 (the “SEC Letter”), regarding Liberty’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2012 (the “Form 10-K”). For your convenience, our response below is preceded by the Staff’s comment. The numbered paragraph below corresponds to the numbered paragraph in the SEC Letter. All section and page references refer to the corresponding sections and pages of the Form 10-K unless otherwise noted.

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Financial Statements

Note 2  — Summary of Significant Accounting Policies, page II-30

1.             Comment:  Refer to your accounting policy for Investments on page II-30. We note on page I-8 that you have a 26% ownership interest and a 58% voting interest in both Expedia and TripAdvisor. We also note on page I-8 that you can appoint 20% of the members of the board. Please revise the disclosure to clarify whether the 20% of the board is without exercising your 58% voting power, as it seems that your 58% voting interest would permit you to elect all the board members and control the Expedia and TripAdvisor entities. Please expand the disclosure on pages I-8 and I-9 to clarify how you have the 58% voting interest in these entities and expand the disclosure for Expedia in Note 18 on page II-52 accordingly. Please provide us with your proposed disclosures.

Response: Liberty notes that the 26% ownership interest is disproportional to the 58% voting interest in each of Expedia and TripAdvisor due to voting rights associated with the

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ownership of Class B common stock of each of Expedia and TripAdvisor, which entitles Class B common stock holders to ten votes per share. As discussed on page I-8, Liberty has entered into certain agreements with Barry Diller, Chairman of the Board and Senior Executive Officer of each of Expedia and TripAdvisor, whereby he has the contractual right to vote all of Liberty’s shares in Expedia and TripAdvisor through an irrevocable proxy for an indefinite period of time. However, as stated on pages I-8 and I-9, Liberty, through governance arrangements and agreements, retains the right to nominate up to 20% of the board members for each of Expedia and TripAdvisor. In this regard, two of the current ten board members on each respective board of directors were nominated by Liberty. Liberty believes through this governance structure that, although it has ceded its right to vote to Mr. Diller, Liberty has significant influence regarding its investments in Expedia and TripAdvisor through its ability to nominate two members of the board of directors of each of Expedia and TripAdvisor. Accordingly, Liberty believes the application of equity method of accounting is appropriate based on Liberty’s ability to exercise significant influence.

Liberty added additional disclosure, in note 7 — Investments in Affiliates Accounted for Using the Equity Method, in its Form 10-Q for the quarterly period ended March 31, 2012, filed with the Commission on May 8, 2012, in an effort to clarify this matter. Liberty will continue to include this clarifying language in all subsequent financial statement related filings, subject to its relevance, with regards to its investments in Expedia and TripAdvisor, including future Annual Reports on Form 10-K.

Liberty will also revise the descriptions of its investments in Expedia and TripAdvisor included in “Annex A—Description of Business” to its Registration Statement on Form S-4, filed with the Commission on April 3, 2012 (the “S-4”), in a future amendment to the S-4 and will include such revised disclosure its future Annual Reports on Form 10-K as follows:

Expedia, Inc.

Expedia, Inc. is among the world’s leading travel services companies, making travel products and services available to leisure and corporate travelers in the United States and abroad through a diversified portfolio of brands, including Expedia.com, Hotels.com, Venere.com, Hotwire.com, Egencia and Classic Vacations and a range of other domestic and international brands and businesses. Expedia’s various brands and businesses target the needs of different consumers, including those who are focused exclusively on price and those who are focused on the breadth of product selection and quality of services. Expedia has created an easily accessible global travel marketplace, allowing customers to research, plan and book travel products and services from travel suppliers and allowing these travel suppliers to efficiently reach and provide their products and services to Expedia customers. Through its diversified portfolio of domestic and international brands and businesses, Expedia makes available, on a stand-alone and package basis, travel products and services provided by numerous airlines, lodging properties, car rental companies, cruise lines and destination service providers, such as attractions and tours. Using a portfolio approach for Expedia’s brands and businesses allows it to target a broad range of customers looking for different

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value propositions. Expedia reaches many customers in several countries and multiple continents through its various brands and businesses, typically customizing international points of sale to reflect local language, currency, customs, traveler behavior and preferences and local hotel markets, all of which may vary from country to country.

Expedia generates revenue by reserving travel services as the merchant of record and reselling these services to customers at a profit. Expedia also generates revenue by passing reservations booked by its customers to the relevant services for a fee or commission and from advertising on its websites.

Expedia has two classes of common stock outstanding, common stock, which entitles the holder thereof to one vote per share on matters presented to a vote of the stockholders, and Class B common stock, which entitles the holder thereof to ten votes per share on matters presented to a vote of the stockholders. Liberty owns 100% of the outstanding shares of Expedia’s Class B common stock and 19% of the outstanding shares of Expedia’s common stock (including the shares of Expedia common stock subject to the forward contract described below), which collectively represents an approximate 27% equity interest and 62% voting interest in Expedia. We have entered into governance arrangements pursuant to which Mr. Barry Diller, Chairman of the Board and Senior Executive Officer of Expedia, may vote our shares of Expedia (including in the election of directors), subject to certain limitations. Also through a governance agreement with Expedia, we have the right to nominate up to 20% of the members of Expedia’s board of directors, among other things. We have nominated two of the current ten board members. Pursuant to Expedia’s charter, the holders of common stock are entitled, voting as a separate class, to elect three members of the ten member board of directors. The other seven members of the board of directors (two of which are nominated by Liberty pursuant to the governance agreement described above) are elected by the common stockholders and Class B common stockholders voting together as a class.

On March 26, 2012, Liberty entered into a forward sale agreement with respect to 12 million shares of Expedia common stock at a per share forward price of $34.316. The forward contract is settleable on or about October 8, 2012 in stock, in the form of a net-share settlement or in cash, at the election of Liberty. Liberty currently retains beneficial ownership of the shares subject to the forward contract, which are pledged to secure its obligations under the forward contract.

TripAdvisor, Inc.

TripAdvisor, Inc. is an online travel research company, empowering users to plan and have the perfect trip. TripAdvisor’s travel research platform features reviews and opinions from its community of travelers about destinations, accommodations (hotels, bed and breakfasts, specialty lodging and vacation rentals), restaurants and activities throughout the world through its flagship TripAdvisor brand. TripAdvisor-branded websites include tripadvisor.com in the United States and localized versions of the website in 30 countries, including in China under the brand daodao.com. Beyond travel-related content, TripAdvisor

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websites also include links to the websites of its travel advertisers allowing travelers to directly book their travel arrangements. In addition to the flagship TripAdvisor brand, TripAdvisor, Inc. manages and operates websites under 18 other travel media brands, connected by the common goal of providing comprehensive travel planning resources across the travel sector.

TripAdvisor has two classes of common stock outstanding, common stock, which entitles the holder thereof to one vote per share on matters presented to a vote of the stockholders, and Class B common stock, which entitles the holder thereof to ten votes per share on matters presented to a vote of the stockholders. Liberty owns 100% of the outstanding shares of TripAdvisor’s Class B common stock and 11% of the outstanding shares of TripAdvisor’s common stock (after the impact of the sale of approximately 8.5 million shares of TripAdvisor common stock in May 2012), which collectively represents an approximate 20% equity interest and 57% voting interest in TripAdvisor. We have entered into a stockholders agreement pursuant to which Mr. Diller may vote our shares of TripAdvisor common stock and Class B common stock (including in the election of directors), subject to certain limitations. Through a governance agreement with TripAdvisor, we have the right to nominate up to 20% of the members of TripAdvisor’s board of directors, among other things. We have nominated two of the current ten board members. Pursuant to TripAdvisor’s charter, the holders of common stock are entitled, voting as a separate class, to elect three members of the ten member board of directors. The other seven members of the board of directors (two of which are nominated by Liberty pursuant to the governance agreement described above) are elected by the common stockholders and Class B common stockholders voting together as a class.

Liberty also will include applicable clarifying language to the Attributed Financial Information included in “Annex B” of the S-4 in a future amendment.

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Liberty has authorized us to inform you that:

•                  Liberty is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Liberty may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:	Liberty Interactive Corporation Charles Y. Tanabe KPMG LLP Jim Bickell